November 15, 2022

ArentFox Schiff LLP 901 K Street NW Suite 700 Washington, DC 20006 ____________________ 202.857.6000 MAIN 202.857.6395 FAX ____________________ afslaw.com

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	CNS Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed October 21, 2022
File No. 333-267975

Ladies and Gentlemen:

This letter is being submitted on behalf of CNS Pharmaceuticals, Inc. (the “Company”) in response to the comment letter, dated November 4, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on October 21, 2022 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been submitted filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Registration Statement on Form S-1 Filed October 21, 2022

General

1.	Please revise your cover page to disclose the volume of securities you will be offering in a best-efforts basis as required by Item 501(b)(2) of Regulation S-K. Given that this is a best-efforts, no minimum offering in which your placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of shares and that you may not sell the entire amount of common stock and warrants being offered, please delete references to the total amount of proceeds you may receive from the offering in the subheading of the prospectus. Also, please include a statement that you may not sell all of the shares of common stock in this offering. Finally, revise the legal opinion to reference the total number of shares being offered rather than the dollar amount. For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.

Response: The Company will file a pre-effective amendment to disclose the volume of securities it will offer, and will include a revised legal opinion with such pre-effective amendment that will reference the total number of securities being offered rather than the dollar amount.

The Company has revised the disclosure on the cover page of the Amended Registration Statement to: (i) delete references to the total amount of proceeds that may be received from the offering in the subheading of the prospectus; and (ii) include a statement that the Company may not sell all of the securities in this offering.

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2.	We note your cover page disclosure and disclosure throughout the prospectus that your offering of common shares and warrants will be at an "assumed" public offering price. Please tell us whether you plan to amend prior to effectiveness to include the final offering price as opposed to an "assumed" offering price. In this regard, we note that the volume of securities must be established, and your cover page indicates that you will issue up to $8.5 million of securities. Please also revise to disclose that the offering price will be fixed for the duration of this offering.

Response: The Company supplementally advises the Staff that it does not plan to include the final offering price as opposed to an “assumed” offering price prior to effectiveness of the registration statement.

The Company has revised the Amended Registration Statement to address the Staff’s comment to include disclosure that the offering price will be fixed for the duration of the offering.

3.	We note that your placement agent, H.C. Wainwright & Co., LLC, will sell the securities on a "best efforts" basis.

•       Please revise to state on the cover page, and elsewhere as appropriate, the date the offering will end. Also, please tell us how the following disclosure is consistent with a best-efforts offering: "The delivery of the securities offered hereby is expected to be made on or about                     , 2022, subject to satisfaction of certain customary closing conditions."

•       In addition, with reference to Item 601 of Regulation S-K, please update your exhibit index to include your Placement Agent Agreement.

Response: The Company has revised the Amended Registration Statement to address the Staff’s comment to state the date the offering will end.

The Company has filed the form of Placement Agency Agreement as an exhibit to the Amended Registration Statement.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc: Chris Downs, CFO

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